Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

VIA EDGAR

January 19, 2021

Mr. David Orlic

Mr. Tony Burak

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	James Alpha Funds Trust (“JAFT” or the “Trust”)

(File Nos. 333-251519)

Dear Messrs. Orlic and Burak:

This letter summarizes the comments provided by David Orlic of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 11, 2021 and Tony Burak of the staff of the Commission by telephone on January 13, 2021, regarding the Trust’s Joint Proxy Statement/Prospectus on Form N-14 (the “Joint Proxy Statement/Prospectus”). The Proxy Statement/Prospectus was filed as part of the proposed reorganization of twelve series of The Saratoga Advantage Trust (the “Target Portfolios”) into corresponding series of the Trust (the “Acquiring Funds”).

The Registrant delayed effectiveness of the Joint Proxy Statement/Prospectus and filed a delaying amendment on January 6, 2021.

Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment. Terms not defined herein shall have the meaning set forth for that term in the Joint Proxy Statement/Prospectus.

1.	Comment: With respect to the section “Questions and Answers,” please add disclosure in the response to the question “What is the required vote to approve the Proposal?” that approval is on the basis of all classes as a whole of each particular Target Portfolio.

Response: The Trust will add the following disclosure: “Such affirmative vote for each Target Portfolio is measured on the basis of all share classes as a whole and not any individual share class.”

2.	Comment: With respect to the section “Risks Associated with the Acquiring Funds,” please include a brief discussion of the principal risk factors of investing in the Acquiring Funds per Item 3(c) of Form N-14.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

Response: The Trust will include a brief discussion of the principal risk factors of investing in the Acquiring Funds.

3.	Comment: With respect to the table on page 14 describing the expected reduction to the net expense ratio of each Target Fund, please disclose whether fees waived or expenses reimbursed pre-merger may be recouped post-merger.

Response: The following disclosure will be added immediately following the table:

James Alpha is permitted to seek reimbursement from each Acquiring Fund, subject to limitations, for management fees waived and Fund expenses it paid within three (3) years of the end of the fiscal year in which such management fees were waived or expenses paid as long as the reimbursement does not cause the Fund’s operating expenses to exceed (i) the expense cap in place at the time the fees were waived or the expenses were incurred; or (ii) the current expense cap, whichever is less. For each Acquiring Fund other than James Alpha Managed Risk Domestic Equity Fund, such recoupment may include fees waived or expenses paid under the Target Portfolio’s operating expense limitation agreement. For James Alpha Managed Risk Domestic Equity Fund, James Alpha has agreed to not seek reimbursement for management fees waived and Fund expenses it paid prior to the closing of the Reorganization.

4.	Comment: Please disclose, if accurate, that repositioning costs are expected to be immaterial.

Response: The Trust will add disclosure that repositioning costs are expected to be immaterial.

5.	Comment: With respect to the section “Quorum Requirement and Adjournment,” please add disclosure to state that there will not be any broker non-votes.

Response: The Trust will revise the language under this section to indicate there will be no broker non-votes.

6.	Comment: With respect to the section “Borrowing” in Exhibit C “Comparison of Fundamental Investment Restrictions,” the Commission notes the inclusion of the language “[or issue senior securities]”. Please confirm and explain the inclusion of brackets in the Acquiring Fund’s fundamental investment restrictions, or remove.

Response: The inclusion of brackets in Exhibit C was intended for comparative purposes and the brackets are not contained in the final fundamental investment restrictions of the Acquiring Funds as disclosed in their SAIs. As noted in the section “Comparison of Fundamental Investment Restrictions,” the Target Portfolios contain separate fundamental investment restrictions for senior securities versus borrowing, whereas the Acquiring Funds will be combining the borrowing and senior securities restrictions into a single fundamental investment restriction. The chart in Exhibit C separately compares each Target Portfolio restriction to its corresponding Acquiring Fund restriction. In the section for borrowing, the portion of the Acquiring Funds’ combined fundamental investment restriction related to senior securities was placed in brackets as that section was intended to compare the restrictions related to borrowing between the Target Portfolios and the Acquiring Funds. Conversely, in the section for senior securities, the portion of the Acquiring Funds’ combined fundamental investment restriction related to borrowing was placed in brackets as that section was intended to compare the restrictions related to senior securities between the Target Portfolios and the Acquiring Funds.

7.	Comment: Pursuant to Staff Legal Bulletin No. 19 (“SLB 19”) issued by the Division of Corporation Finance, in the event that purchasers of securities may be obligated to make future payments or contributions to the registrant solely because they own the securities, then the legality opinion may specifically exclude such potential payments to the registrant required by the registrant’s governing documents or any other agreements, and the registrant should describe the possibility of future payments or obligations in the registration statement. Please confirm the Joint Proxy Statement/Prospectus appropriately describes such possibility.

Response: The Trust will add the following to the Joint Proxy Statement/Prospectus under “Comparison of Business Structures, Shareholder Rights and Applicable Law - Liability of Shareholders”:

There is a remote possibility, however, that, under certain circumstances, shareholders of a Delaware statutory trust may be held personally liable for that trust’s obligations to the extent that the courts of another state that does not recognize such limited liability were to apply the laws of such state to a controversy involving such obligations. The Declarations for the SA Trust and JAF Trust also provide for indemnification out of assets belonging to the Fund (or allocable to the applicable class, as defined in the applicable Trust Agreement) for all loss and expense of any shareholder held personally liable for the obligations of the Fund or such class. Therefore, the risk of any shareholder incurring financial loss beyond their investment due to shareholder liability is limited to circumstances in which the Fund or the applicable class of the Fund is unable to meet its obligations and the express limitation of shareholder liabilities is determined by a court of competent jurisdiction not to be effective.

8.	Comment: Pursuant to SLB 19 issued by the Division of Corporation Finance, the staff considers it inappropriate for counsel to include in its opinion assumptions that are overly broad, that “assume away” the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. The legal opinion states that counsel has assumed that “[t]he shares of each Acquiring Fund will be issued in accordance with JAFT’s Trust Agreement and By-Laws, the Agreement, and resolutions of JAFT’s Board of Trustees relating to the creation, authorization and issuance of shares and the Reorganizations.” Please revise this assumption so that such opinion does not “assume away” the relevant issue or assume any of the material facts underlying the opinion or any readily ascertainable facts.

Response: The Trust believes that the assumption referenced in the above comment is appropriate and permissible under SLB 19 because it relates to acts (i.e., the issuance of shares) that will occur subsequent to the issuance of the legal opinion, which cannot be verified by the issuer of the legal opinion. The Trust notes that the opinion states that JAFT’s Trust Agreement, Bylaws and authorizing resolutions were reviewed and the opinion does not make any assumptions with respect to the provisions of those documents that pertain to whether the shares will be validly issued, fully paid, and non-assessable by JAFT.

Accounting Comments

1.	Comment: Please confirm that the amounts represented in the fee table for each Fund still represent current expenses.

Response: The Trust confirms that the amounts represented in the fee table for each Fund still represent current expenses.

2.	Comment: The narrative explanation to the Expense Example states that fee waivers and expense reimbursements are reflected for the first two years of each Acquiring Fund. Please confirm that the numbers shown reflect waivers for two years.

Response: The Expense Example for each Acquiring Fund has been revised to reflect the fee waiver and expense reimbursement for two years.

3.	Comment: In the Expense Example for Class C shares of James Alpha Managed Risk Domestic Equity Portfolio, please confirm that the expense recoupment shown in the fee table is reflected in the Expense Example for this class.

Response: The expense recoupment has been removed from the fee table for Class C shares of James Alpha Managed Risk Domestic Equity Portfolio and the Trust confirms no further edits are needed to the Expense Example for Class C shares of James Alpha Managed Risk Domestic Equity Portfolio. The expense recoupment was removed from the fee table for Class C shares of James Alpha Managed Risk Domestic Equity Portfolio because there are no longer fees or expenses available for recoupment for Class C shares of James Alpha Managed Risk Domestic Equity Fund.

4.	Comment: In the expense waiver/reimbursement table on page 15, please confirm whether the Current Net Expense Ratio After Waivers/Reimbursements/Recoupments for Class S of James Alpha EHS Portfolio should be 1.76%

Response: The Trust confirms that the Current Net Expense Ratio After Waivers/Reimbursements/Recoupments for Class S of James Alpha EHS Portfolio should be 1.76% and this will be revised in the N-14.

5.	Comment: In the last paragraph on page 20, please confirm whether James Alpha Total Hedge Fund should be identified as a fund whose Class A and Class C shareholders will receive Class I shares.

Response: The Trust confirms that James Alpha Total Hedge Fund should be identified as a fund whose Class A and Class C shareholders will receive Class I shares and this will be revised in the N-14.

6.	Comment: Note that updated auditor consents will need to be filed with any pre-effective amendment to the N-14.

Response: The Trust notes the Commission’s comment and will file updated auditor consents with any pre-effective amendment to the N-14.

* * * * *

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (215) 564-8173. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Matthew DiClemente

Matthew DiClemente